Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 19, 2018.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Cellect”, “the Company” and “our Company” refer to Cellect Biotechnology Ltd. and its wholly-owned subsidiaries. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of Cellect.

We report financial information under International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.65 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2018.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	uncertainties of cash flows and inability to meet working capital needs;

●	our ability to obtain regulatory approvals;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	our technology may not be validated and our methods may not be accepted by the scientific community;

●	difficulties enrolling patients in our clinical trials;

●	the ability to timely source adequate supply of FasL;

●	risks resulting from unforeseen side effects;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	unforeseen scientific difficulties may develop with our technology; and

●	our ability to retain or attract key employees whose knowledge is essential to the development of our products.

More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 19, 2018, which is available on the SEC's website, www.sec.gov and in our periodic filings with the SEC.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this discussion are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next year at least. As of June 30, 2018, we had an accumulated deficit of NIS 74 million (approximately $20 million). Our financing activities are described below under “Finance Expense and Income.”

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor expenses, patent registration fees, materials, share based payment and other related research and development expenses, net of grants.

2

The following table discloses the breakdown of research and development expenses:

	Year ended December 31,			Six months ended June 30,
	2015	2016	2017	2018 (Unaudited)	2018 (Unaudited
(in thousands)	NIS			NIS	USD*
Payroll	2,739	3,711	5,486	3,039	833
Subcontractors	538	534	853	247	68
Patent registration	326	409	256	153	42
R&D related purchases	770	1,676	1,574	661	181
Share-based payment	523	253	1,940	399	109
Professional services	746	1,044	651	399	109
Other expenses	251	629	743	450	123

Total	5,893	8,256	11,503	5,348	1,465

* USD presented as convenience translation using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, professional service fees, director fees, office expenses, taxes and fees, share based payment and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Year ended December 31, Six months ended June 30,
	2015	2016	2017	2018 (Unaudited)	2018 (Unaudited)
(in thousands)	NIS			NIS	USD*
Payroll	1,024	2,994	3,076	2,035	558
Professional services	1,367	2,074	3,745	1,934	530
Director fees	358	318	354	202	55
Office expense	235	466	449	291	80
Share-based payment	795	1,299	3,444	1,784	489
Other expenses	425	817	1,862	826	226
Total	4,204	7,968	12,930	7,072	1,938

* USD presented as convenience translation using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

Comparison of the six-months ended June 30, 2018 to the six-months ended June 30, 2017

Results of Operations

	Six months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of NIS)		(In thousands of USD*)

Research and development expenses, net	5,348	5,227	1,465	1,432
General and administrative expenses	7,072	6,046	1,938	1,656
Operating loss	12,420	11,273	3,403	3,088
Finance expense (income), net	(2,856)	5,780	(783)	1,584
Total comprehensive loss	9,564	17,053	2,620	4,672
Loss attributable to holders of Ordinary Shares	0.074	0.158	0.020	0.043

* USD presented as convenience translation using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

3

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2018 amounted to NIS 5.3 million (approximately $1.4 million), representing an increase of NIS 0.1 million (approximately $0.03 million), or 2%, compared to NIS 5.2 million (approximately $1.4 million) for the six months ended June 30, 2017. The increase was primarily attributable to an increase of salaries and related personnel expenses in an amount of NIS 0.5 million (approximately $0.14 million) reflecting the growth in our activities resulting from an increase in the number of employees engaged in research and development related activities from fourteen to eighteen., offset by a decrease of NIS 0.47 million (approximately $0.13 million) from share based payment under our option plan.

General and Administrative Expenses

Our general and administrative expenses totaled NIS 7.1 million (approximately $1.9 million) for the six months ended June 30, 2018, an increase of NIS 1 million (approximately $0.3 million), or 16%, compared to NIS 6.1 million (approximately $1.6 million) for the six months ended June 30, 2017. The increase resulted primarily from an increase of NIS 0.2 million (approximately $0.05 million) in share-based payment, an increase of NIS 0.8 million (approximately $0.2 million) in salaries and related personnel expenses reflecting the growth in our business development activities and an increase of NIS 0.4 million (approximately $0.1 million) from other expenses which mainly represent the company business development activities.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2018 was NIS 12.4 million (approximately $3.4 million), as compared to an operating loss of NIS 11.3 million (approximately $3.1 million) for the six months ended June 30, 2017, an increase of NIS 1.1 million (approximately $0.3 million), or 10%.

Finance Expense and Income

Finance expense and income mainly consist of bank fees and other bank transactional costs, changes in the fair value of warrants that were issued to investors and exchange rate differences.

We recognized net financial income of NIS 2.9 million (approximately $0.8 million) for the six months ended June 30, 2018, compared to net financial expense of NIS 5.8 million (approximately $1.6 million) for the six months ended June 30, 2017. The change is primarily due to the change in the fair value of the listed warrants granted in the U.S. initial public offering in 2016 and to the unregistered warrants granted in our registered direct offerings in 2017 and 2018.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2018 was NIS 9.6 million (approximately $2.6 million), as compared to NIS 17.1 million (approximately $4.7 million) for the six months ended June 30, 2017, a decrease of NIS 7.5 million (approximately $2.1 million), or 44%.

Liquidity and Capital Resources

Overview

As of June 30, 2018, we had NIS 30 million (approximately $8.2 million) in cash and cash equivalents including short term deposits and marketable securities.

4

The table below presents our cash flows:

	Six months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands of NIS)		(In thousands of USD*)

Net cash used in operating activities	(11,255)	(8,683)	(3,083)	(2,379)

Net cash provided by (used in) Investing activities	4,739	6,220	1,298	1,704

Net cash provided by financing activities	12,759	1,066	3,495	292

* USD presented as convenience translation using June 30, 2018 NIS/USD exchange rate of NIS 3.65.

Operating Activities

Net cash used in operating activities was NIS 11.3 million (approximately $3.1 million) for the six months ended June 30, 2018, compared with net cash used in operating activities of approximately NIS 8.7 million (approximately $2.4 million) for the six months ended June 30, 2017. The increase is primarily due to increases in business development expenses and the number of research and development employees.

Investing Activities

Net cash provided in investing activities was NIS 4.7 million (approximately $1.3 million) for the six months ended June 30, 2018 compared with net cash provided in investing activities of NIS 6.2 million (approximately $1.7 million) for the six months ended June 30, 2017. Net cash in both periods primarily reflects net proceeds from short term deposits and marketable securities.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2018 consisted of NIS 12.8 million (approximately $3.5 million) of net proceeds, mainly from the issuance of ordinary shares represented by ADSs and warrants to purchase ADSs.

Net cash provided by financing activities in the six months ended June 30, 2017 consisted of NIS 1.1 million (approximately $0.3 million) of net proceeds, mainly from the exercise of warrants and stock options.

 On September 11, 2017, we sold to certain accredited investors an aggregate of 531,136 ADSs in a registered direct offering at $8.10 per ADS resulting in gross proceeds of approximately $4.3 million. In addition, we issued to the investors unregistered warrants to purchase 265,568 ADSs in a private placement.

On January 31, 2018, we sold to certain institutional investors an aggregate of 484,848 ADSs in a registered direct offering at $8.25 per ADS resulting in gross proceeds of approximately $4.0 million. In addition, we issued to the investors unregistered warrants to purchase 266,667 ADSs in a private placement.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our ordinary shares and ordinary shares represented by ADSs. We have incurred losses and generated negative cash flows from operations since July 2013. In addition, we have an accumulated deficit of NIS 73.5 million (approximately $20.1 million) at June 30, 2018. We have never generated any revenue from the sale or licensing of our products and we do not expect to generate significant revenue within the next year at least.

5

We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until at least the end of the second quarter of 2019. We have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing our ApoGraft technology platform and our ApoTainer collection kits. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting manufacturing organizations, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we expect to incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our ApoGraft technology platform, our ApoTainer collection kits and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we require substantial, additional funds through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of products we develop from our ApoGraft technology platform;

●	the scope, progress, results and costs of researching and developing our ApoGraft technology platform and any future products, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals;

●	the cost of commercialization activities if any products are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing any future product we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the costs of in-licensing further patents and technologies;

●	the cost of development of in-licensed technologies;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for our ApoGraft technology platform or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our ApoGraft technology platform, our ApoTainer collection kits or any future products. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our independent auditors, in their report on our audited financial statements for the year ended December 31, 2017 expressed substantial doubt about our ability to continue as a going concern and the interim financial statements for the period ended June 30, 2018 includes a note regarding the substantial doubt about our ability to continue as a going concern. These financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

6

Critical Accounting Policies and Estimate

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in Note 2 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 19, 2018, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Share-based payment transactions

From time to time we grant to our employees and other service providers remuneration in the form of equity-settled share-based instruments, such as options to purchase ordinary shares. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the performance or service conditions are satisfied, and ending on the date on which the relevant employees become fully entitled to the award. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied. When we change the conditions of the award of equity-settled instruments, an additional expense is recognized beyond the original expense, calculated in respect of a change that increases the total fair value of the remuneration granted or benefits the other service provider according to the fair value on date of change. Cancellation of the award of equity-settled instruments is accounted for as having vested at the cancellation date and the expense not yet recognized in respect of the award is recognized immediately. However, if the cancelled grant is replaced by a new grant, and is intended as an alternate grant at the date awarded, the cancelled and new awards will both be accounted for as a change to the original award, as described above.

Option Valuations

The determination of the grant date fair value of options using an option pricing model (we utilize the Black-Scholes model) is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility is based on the historical volatility in the trading price of our ordinary shares as well as comparable companies on the TASE and on the NASDAQ and benchmarks of related companies.

●	Expected Term. The expected term of options granted is based upon the contractual life of the options and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

7

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements

We participated in programs sponsored by the Israel-United States Binational Industrial Research and Development Foundation (BIRD) for the support of research and development activities. We are obligated to pay royalties to BIRD, amounting to 5% of the gross sales of the products and other related revenues developed from such activities, up to an amount of 150% from the grant received from BIRD by us indexed to the U.S. consumer price index.

As of June 30, 2018, we received an aggregate grant of $120 from the BIRD Foundation in support of the development and commercialization of our stem cell selection technology in collaboration with Entegris. We have ended our collaboration with Entegris and accordingly we do not expect to receive additional grants in the future from the BIRD Foundation.

8